2004 Annual Report

0-28037




P.E.
12-31-04

First South Bancorp Inc

TABLE OF CONTENTS

MISSION STATEMENT

"Our mission is to become the premier community bank in eastern North Carolina. We will enhance shareholder value by serving the personal and business needs of our markets, providing superior customer service, investing in the communities that we serve, and enriching the lives of our employees."

LETTER TO STOCKHOLDERS

To Our Stockholders:

It is a pleasure to present the 2004 operating results for First South Bancorp ("First South"). It was an excellent year with earnings setting a new record. Our strategies have yielded significant results and we are encouraged about the company's future.

For the year ended December 31, 2004, we reported record earnings of $11.7 million representing a 2.6% increase over the $11.4 million earned for the year ended December 31, 2003. The significance of these earnings reflected the Bank's ability to replace the mortgage banking revenue achieved in 2003 by restructuring the Bank's earning assets. Diluted earnings per share increased 3.5% to $1.79 per share compared to $1.73 per share for the year ended 2003. Our 2004 earnings produced a return on average assets of 1.64% and a return on average stockholders' equity of 20.50%. Our financial position remains strong.

The year ended December 31, 2004 was an eventful one for First South and First South Bank (the "Bank"). The Bank completed the purchase of two full service branch offices, began construction on a new facility in Greenville, North Carolina and opened two new loan production offices, allowing us to better serve the banking needs in our growing market area. During 2004, the Board of Directors declared a three–for–two stock split, increased the quarterly cash dividend payment rate by 27.5%, and when combined with the appreciation in market price of our common stock, resulted in an 8.2% total return to our shareholders. We received national and statewide recognition for our operating efficiency, net interest margin growth, and various operating performance ratios including return on average equity, return on capital, net interest margin and total five year return from American Banker, ABA Banking Journal, U.S. Banker and Business North Carolina.

Our primary strategy is to focus on enhancing the franchise value of First South. We are committed to building a high performance bank, which provides superior returns to its stockholders. We will continue to restructure the assets and liabilities of the Bank in order to meet the demands of a changing world. There will be a greater emphasis on providing superior customer service and products that meet the needs of our customers such as Business Free Checking. The consolidation of our industry will continue and this will create significant opportunities for First South. We will continue to look for acquisition opportunities and will expand our branch operations into new markets.

I want to pay tribute to the dedicated employees who do so much to help us be successful. Through their hard work and dedication this Bank has done good deeds in the communities it serves and has enhanced shareholder value.

Each member of your Board of Directors along with our officers and employees join me in thanking you for your support and business relationship. As always, we welcome your suggestions and comments.

Sincerely,



Tom Vann
President and
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

		At or For the Years Ended December 31, 2004, 2003 and 2002, Three Months Ended December 31, 2001, and Years Ended September 30, 2001 and 2000					
		12/31/04	12/31/03	12/31/02	12/31/01	9/30/01	9/30/00
		(dollars in thousands, except per share data)					
Selected Financial Condition Data							
Total assets		$ 721,231	$ 675,836	$ 628,473	$ 549,318	$ 541,195	$ 559,719
Loans receivable, net		631,816	553,200	490,914	405,613	374,087	366,210
Cash and investment securities		52,997	84,996	90,259	75,745	95,191	59,927
Mortgage-backed securities		9,209	11,715	23,526	43,904	48,603	108,519
Deposits		628,537	583,173	526,327	475,589	471,939	471,942
Borrowings		25,102	29,648	38,195	5,441	4,909	30,388
Stockholders' equity		59,695	55,164	50,100	51,031	50,769	44,835
Selected Operations Data							
Interest income		$ 40,180	$ 36,905	$ 36,826	$ 9,467	$ 42,159	$ 36,865
Interest expense		9,692	10,186	12,473	4,092	22,168	19,013
Net interest income		30,488	26,719	24,353	5,375	19,991	17,852
Provision for loan losses		968	988	1,756	0	830	977
Noninterest income		8,750	10,502	8,462	1,625	6,776	3,432
Noninterest expenses		19,592	17,979	16,337	3,832	16,047	14,100
ESOP Termination		0	0	0	3,143	0	0
Income before income taxes		18,678	18,254	14,722	25	9,890	6,207
Income taxes		6,966	6,841	5,210	1,165	4,060	2,658
Net income (loss)		$ 11,712	$ 11,413	$ 9,512	$ (1,140)	$ 5,830	$ 3,549
Earnings (loss) per share - basic	(1)	$ 1.87	$ 1.83	$ 1.45	$ (0.17)	$ 0.89	$ 0.51
Earnings (loss) per share - diluted	(1)	1.79	1.73	1.37	(0.17)	0.87	0.51
Dividends per share	(1)	0.68	0.52	0.44	0.08	0.30	0.22
Selected Financial Ratios and Other Data							
Performance Ratios:							
Return on average assets	(2)	1.64 %	1.76 %	1.64 %	NM %	1.06 %	0.76 %
Return on average equity	(2)	20.50	22.06	18.39	NM	12.31	7.71
Interest rate spread		4.63	4.46	4.43	4.05	3.67	3.73
Net interest margin		4.66	4.49	4.54	4.24	3.90	4.05
Average earning assets/average interest bearing liabilities		116.63	114.16	116.03	116.27	114.06	115.51
Noninterest expense/average assets	(2)	2.75	2.77	2.81	NM	2.92	3.03
Efficiency ratio	(2)	49.87	48.30	49.79	NM	59.95	66.25
Dividend payout ratio	(2)	36.36	29.09	31.19	NM	33.33	40.35
Quality Ratios:							
Nonperforming assets/total assets		0.34 %	0.41 %	0.31 %	0.35 %	0.29 %	0.33 %
Nonperforming loans/total loans		0.37	0.47	0.31	0.31	0.28	0.45
Loan loss reserves/total loans		1.30	1.36	1.40	1.31	1.42	1.39
Provision for loan losses/total loans		0.15	0.18	0.36	0.00	0.22	0.27
Capital Ratios and Other Data:							
Equity/total assets, end of period		8.28 %	8.16 %	7.97 %	9.29 %	9.38 %	8.02 %
Average equity/average assets		8.02	7.96	8.90	9.33	8.62	9.89
Full service offices		25	22	21	20	19	17
Loans serviced for others		$ 277,252	$ 288,917	$ 262,504	$ 274,240	$ 295,216	$ 300,006

(1) Adjusted for three-for-two stock splits on April 23, 2004 and April 19, 200[illegible]

(2) Due to a one-time ESOP terminination charge of $3,143,467 during the 12/31/01 period, certain ratios and percentages presented are consider not meaningful (NM) for comparison with other periods presented and therefore are not included here

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General. First South Bancorp, Inc. (the "Company") was formed for the purpose of issuing common stock, owning 100% of First South Bank (the "Bank") and operating through the Bank a commercial banking business, therefore, this discussion of consolidated financial condition and results of operations relates principally to the Bank. The business of the Bank consists principally of attracting deposits from the general public and using them to originate secured and unsecured commercial and consumer loans, permanent mortgage and construction loans secured by single-family residences and other loans. The Bank's earnings depend primarily on its net interest income, the difference between interest earned on interest earning assets and interest paid on interest-bearing liabilities. The level of noninterest income and expenses also affects the Bank's earnings.

Prevailing economic conditions, as well as federal and state regulations, affect the operations of the Bank. The Bank's cost of funds is influenced by interest rates paid on competing investments, rates offered on deposits by other financial institutions in the Bank's market area and by general market interest rates. Lending activities are affected by the demand for financing of real estate and various types of commercial and consumer loans, and by interest rates at which such financing may be offered. The Bank's business emphasis is to operate as a well-capitalized, profitable and independent community oriented financial institution dedicated to providing quality customer service and meeting the financial needs of the communities it serves. Management believes the Bank can be more effective in serving its customers than many larger competitors because of its ability to respond quickly and effectively to customer needs and inquiries. The Bank's ability to provide these services is enhanced by the stability of the Bank's senior management team.

The Company's common stock is listed and trades on the Nasdaq Stock Market under the symbol FSBK.

Stock Split. On April 23, 2004 the Company paid a three-for-two stock split, in the form of a 50% stock dividend, to stockholders of record as of April 2, 2004. Stockholders received one additional share of common stock for every two shares held on the record date. All prior period share and per share data have been adjusted for the split.

Liquidity and Capital Resources. The Bank's primary sources of funds are deposits, principal and interest payments on loans, proceeds from loan and securities sales, and advances from the Federal Home Loan Bank of Atlanta (the "FHLB"). While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are influenced by interest rates, economic conditions and local competition. The Bank's primary investing activity is the origination of commercial, consumer and mortgage loans and lease financing receivables. During fiscal 2004 and 2003, originations of loans held for sale and investment, net of principal repayments, were $117.5 million and $206.8 million, respectively. The Bank's primary financing activities are the attraction of checking, certificate and savings deposits, and obtaining FHLB advances.

The levels of cash and cash equivalents depend on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 2004 and 2003, cash and cash equivalents totaled $20.9 million and $34.9 million, respectively. The Bank has other sources of liquidity if a need for additional funds arises. Investment and mortgage-backed securities available for sale totaled $38.7 million at December 31, 2004 and $61.8 million at December 31, 2003. During the years ended December 31, 2004 and 2003, the Bank sold or exchanged real estate loans of $40.5 million and $145.8 million, respectively. Borrowings consisting of FHLB advances, junior subordinated debentures and retail repurchase agreements were $25.1 million at December 31, 2004 compared to $29.6 million at December 31, 2003. The Bank has pledged its FHLB Atlanta stock and certain loans as collateral for actual or potential FHLB advances. The FHLB has established a credit availability for the Bank at 20% of the Bank's total assets. At December 31, 2004 the Bank had an additional $133.7 million of credit availability with the FHLB.

During fiscal 2003, the Company completed the private placement in a pooled offering of $10,000,000 of trust preferred securities, issued by First South Preferred Trust I, a Delaware statutory trust. The trust preferred securities bear interest at a rate of 2.95% over three-month LIBOR payable quarterly, have a 30-year maturity and are redeemable after 5 years with certain exceptions. For regulatory purposes, the $10.0 million total of trust preferred securities qualifies as Tier 1 capital for the Company and the Bank, in accordance with regulatory reporting requirements. Proceeds from the trust preferred securities were used by the statutory trust to purchase junior subordinated debentures issued by the Company. For additional information, see Note 19 of Notes to Consolidated Financial Statements.

As a North Carolina chartered commercial bank and a Federal Deposit Insurance Corporation (the "FDIC") insured institution, the Bank is required to meet various state and federal regulatory capital standards. The Bank's stand-alone equity was $68.1 million at December 31, 2004, compared to $64.1 million at December 31, 2003. The Commissioner requires the Bank to maintain a capital surplus of not less than 50% of common capital stock. The FDIC requires the Bank to meet a minimum leverage capital requirement of Tier I capital (consisting of retained earnings and common stockholders' equity, less any intangible assets) to assets ratio of at least 4%, and a total capital to risk-weighted assets ratio of 8%, of which 4% must be in the form of Tier I capital. The Bank was in compliance with all regulatory capital requirements at December 31, 2004 and 2003.

At December 31, 2004, stockholders' equity was $59.7 million, compared to $55.2 million at December 31, 2003. Net income for fiscal 2004 was $11.7 million, compared to $11.4 million for fiscal 2003. At December 31, 2004 there were 6,264,676 shares of common stock outstanding, net of 1,735,324 treasury shares.

Contractual Obligations and Commitments. In the normal course of business there are various outstanding contractual obligations of the Company that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit, which may or may not require future cash outflows. Table 1 below reflects contractual obligations of the Company outstanding as of December 31, 2004.

Table 1 – Contractual Obligations and Commitments

Contractual Obligations	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
			(In thousands)		
Borrowed money	$ 14,792	$ 4,292	$ 10,500	$ -	$ -
Junior subordinated debentures	10,310	-	-	-	10,310
Lease obligations	1,251	354	599	273	25
Deposits	628,537	539,589	67,208	21,740	-
Total contractual cash obligations	$ 654,890	$ 544,235	$ 78,307	$ 22,013	$ 10,335

Other Commitments	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
			(In thousands)		
Commitments to originate loans	$ 166,297	$ 141,959	$ 24,338	$ -	$ -
Undrawn balances on lines of credit and undrawn balances on credit reserves	58,314	2,647	3,905	3,042	48,720
Standby letters of credit	3,661	3,661	-	-	-
Total other commitments	$ 228,272	$ 148,267	$ 28,243	$ 3,042	$ 48,720

In the normal course of business, the Company may enter into purchase agreements for goods or services. In management's opinion, the dollar amount of such agreements at December 31, 2004 is not material and has not been included in Table 1 above.

Asset/Liability Management. The Bank strives to maintain consistent net interest income and reduce its exposure to adverse changes in interest rates by matching the terms to repricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also impact interest income and interest expense. The Bank's net interest income will generally increase when interest rates rise over an extended period of time, and conversely, will decrease when interest rates decline. The Bank can significantly influence its net interest income by controlling the increases and decreases in its interest income and interest expense, which are caused by changes in market interest rates. See Table 2 below for additional information on the effects of net interest income caused by changes in interest rates.

The President of the Bank reports interest rate risk and trends, liquidity and capital ratio requirements to the Board on a regular basis. The Board reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board with respect to the Bank's asset and liability goals and strategies.

A principal strategy in managing the Bank's interest rate risk has been to increase interest sensitive assets such as commercial loans, lease financing receivables and consumer loans. At December 31, 2004, the Bank had $475.4 million of commercial loans and lease receivables and $98.4 million of consumer loans, compared to $399.5 million and $89.5 million, respectively, at December 31, 2003. The Bank had $6.0 million of loans held for sale at December 31, 2004, compared to $10.9 million at December 31, 2003. Depending on conditions existing at a given time, the Bank may sell fixed-rate residential mortgage loans in the secondary market. In managing its portfolio of investment securities, a majority of investment and mortgage-backed securities are held as available for sale, allowing the Bank to sell a security in a timely manner should an immediate liquidity need arise. The Bank had $38.7 million of investment and mortgage-backed securities classified as available for sale at December 31, 2004, compared to $61.8 million at December 31, 2003.

Market Risk. Market risk reflects the risk of economic loss resulting from changes in market prices and interest rates. The risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. Market risk arises primarily from interest rate risk inherent in lending and deposit taking activities. The Bank does not maintain a trading account for any class of financial instruments, nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange risk or commodity price risk.

The Bank measures interest rate risk by computing estimated changes in net interest income and the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The Bank's exposure to interest rates is reviewed on a quarterly basis by management and the Board. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the change in NPV in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of assets and liabilities. If estimated changes to NPV and net interest income are not within the limits established by the Board, it may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within Board approved limits.

NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the potential loss in risk sensitive instruments in the event of sudden and sustained 1% to 3% increases and decreases in market interest rates. The Board has adopted an interest rate risk policy that establishes maximum increases in NPV of 17%, 36% and 56% and decreases in NPV of 15%, 36% and 61% in the event of sudden and sustained 1% to 3% increases or decreases in market interest rates. Table 2 below presents the Bank's projected changes in NPV and net interest income in the event of sudden and sustained increases or decreases in market interest rates for the various rate shock levels at December 31, 2004. At December 31, 2004, the Bank's estimated changes in NPV and net interest income were within the targets established by the Board.

Table 2 - Projected Change in NPV and Net Interest Income

Change	Net Portfolio Value			Net Interest Income		
in Rates	$ Amount	$ Change	% Change	$ Amount	$ Change	% Change
	(Dollars in thousands)					
+ 300 bp	$ 95,241	$ 8,560	9.9%	$ 38,172	$ 6,691	21.3%
+ 200 bp	93,199	6,518	7.5	35,927	4,446	14.1
+ 100 bp	90,440	3,759	4.3	33,727	2,246	7.1
Base	86,681	--	--	31,481	--	--
- 100 bp	84,041	(2,640)	(3.0)	29,181	(2,300)	(7.3)
- 200 bp	80,982	(5,699)	(6.6)	26,979	(4,502)	(14.3)
- 300 bp	77,582	(9,099)	(10.5)	24,448	(7,033)	(22.3)

The NPV calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in Table 2. For example, although certain assets and liabilities may have similar maturities to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. Also, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an increase in interest rates.

In addition, the Bank uses interest sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-sensitive assets exceeds the amount of interest-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. The Bank's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

Rate/Volume Analysis. Net interest income can also be analyzed in terms of the impact of changing interest rates on average interest-earning assets and average interest-bearing liabilities, and the changing volume or amount of these assets and liabilities.

Table 3 below represents the extent to which changes in interest rates and changes in the volume of average interest-earning assets and average interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. For each category of average interest-earning asset and average interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in volume); and (iv) net change (total of the previous columns).

Analysis of Net Interest Income. Net interest income primarily represents the difference between income derived from interest-earning assets and interest expense on interest-bearing liabilities. Net interest income is affected by both the difference between the yield on earning assets and the average cost of funds ("interest rate spread"), and the relative volume of interest-earning assets, interest-bearing liabilities and noninterest-bearing deposits.

Table 4 below sets forth certain information relating to the Bank's Statements of Financial Condition and Statements of Operations for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, reflecting the yield on average earning assets and the average cost of funds for the periods indicated. Average balances are derived from month end balances. The Bank does not believe that using month end balances rather than average daily balances has caused any material difference in the information presented.

Table 3 - Rate/Volume Analysis

	Year Ended December 31, 2004 vs. 2003				Year Ended December 31, 2003 vs. 2002			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	(In thousands)							
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest income:								
Loans receivable	$ 4,853	$ (430)	$ (65)	$ 4,358	$ 5,737	$(3,586)	$(666)	$ 1,485
Investment securities	(649)	123	(24)	(550)	(79)	(62)	1	(140)
Mortgage-backed securities	(478)	(47)	21	(504)	(1,057)	(126)	61	(1,122)
Other interest-earning assets	(34)	7	(2)	(29)	(114)	(52)	22	(144)
Total earning assets	3,692	(347)	(70)	3,275	4,487	(3,826)	(582)	79
Interest expense:								
Deposits	477	(1,433)	(69)	(1,025)	1,275	(3,369)	(346)	(2,440)
FHLB advances	62	68	49	179	184	(17)	(109)	58
Other interest-bearing liabilities	118	125	109	352	30	38	27	95
Total interest-bearing liabilities	657	(1,240)	89	(494)	1,489	(3,348)	(428)	(2,287)
Change in net interest income	$ 3,035	$ 893	$(159)	$ 3,769	$ 2,998	$ (478)	$(154)	$ 2,366

	Year Ended December 31, 2002 vs. 2001			
	Increase (Decrease) Due to (In thousands)			
	Volume	Rate	Rate/ Volume	Total
Interest income:				
Loans receivable	$ 5,280	$(5,454)	$ (902)	$(1,076)
Investment securities	90	(97)	(3)	(10)
Mortgage-backed securities	(1,858)	(120)	54	(1,924)
Other interest-earning assets	(372)	(281)	133	(520)
Total earning assets	3,140	(5,952)	(718)	(3,530)
Interest expense:				
Deposits	366	(7,300)	(141)	(7,075)
FHLB advances	(241)	(174)	137	(278)
Other interest-bearing liabilities	(21)	(83)	13	(91)
Total interest-bearing liabilities	104	(7,557)	9	(7,444)
Change in net interest income	$ 3,036	$ 1,605	$ (727)	$ 3,914

Table 4 - Yield/Cost Analysis

	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002		
	(In thousands)								
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest earning assets:									
Loans receivable (1)	$597,260	$36,752	6.15 %	$519,461	$32,394	6.24 %	$438,148	$30,909	7.05 %
Investment securities	42,881	2,771	6.46	53,302	3,321	6.23	54,542	3,461	6.35
Mortgage-backed securities	9,927	565	5.69	17,949	1,069	5.96	34,679	2,191	6.32
Other interest-earning assets	3,586	92	2.57	5,002	121	2.42	8,812	265	3.01
Total earning assets	653,654	40,180	6.15	595,714	36,905	6.20	536,181	36,826	6.87
Nonearning assets	58,511			54,064			44,896		
Total assets	$712,165			$649,778			$581,077		
Interest bearing liabilities:									
Time deposits	$347,217	7,734	2.23	$333,532	8,567	2.57	$306,636	10,261	3.35
Demand deposits	158,543	1,172	0.74	149,965	1,359	0.91	130,245	2,001	1.54
Savings	21,553	33	0.15	19,726	38	0.19	19,431	142	0.73
FHLB advances	19,108	265	1.39	11,092	86	0.78	1,469	28	1.90
Junior subordinated debentures	10,310	448	4.48	3,077	108	3.51	0	0	0.00
Repurchase agreements	4,019	40	1.00	4,432	28	0.63	4,344	41	0.94
Total interest-bearing liabilities	560,750	9,692	1.73	521,824	10,186	1.95	462,125	12,473	2.68
Noninterest bearing demand deposits	78,996	0	0.00	64,776	0	0.00	48,551	0	0.00
Total sources of funds	639,746	9,692	1.52	586,600	10,186	1.74	510,676	12,473	2.44
Other liabilities and stockholders'equity:									
Other liabilities	15,288			11,436			18,683		
Stockholders' equity	57,131			51,742			51,718		
Total liabilities and stockholders' equity	$712,165			$649,778			$581,077		
Net interest income		$30,488			$26,719			$24,353	
Interest rate spread (2)			4.63 %			4.46 %			4.43 %
Net yield on earning assets (3)			4.66 %			4.49 %			4.54 %
Ratio of earning assets to interest bearing liabilities			116.63 %			114.16 %			116.03 %

(1) Includes classified loans.
(2) Represents the difference between the yield on earning assets and the average cost of funds.
(3) Represents the net interest income divided by average earning assets.

Results of Operations

Comparison of Financial Condition at December 31, 2004 and 2003

Total assets increased 6.7% to $721.2 million at December 31, 2004 from $675.8 million at December 31, 2003. Earning assets increased 8.6% to $676.0 million at December 31, 2004 from $617.7 million at December 31, 2003, reflecting growth in the loan and leases receivable portfolio and the purchase of two full service banking office. Earning assets were 93.7% of total assets at December 31, 2004, compared to 91.4 % at December 31, 2003.

Loans and lease receivables, net of loan loss reserves and deferred loan fees, increased 14.2% to $631.8 million at December 31, 2004 from $553.2 million at December 31, 2003. The Bank continues to emphasize the origination of both secured and unsecured commercial and consumer loans, in order to take advantage of shorter terms to maturity in managing its exposure to market and interest rate risk due to changes in interest rates. The Bank also sells selected mortgage loans in the secondary mortgage market in order to reduce interest rate and credit risk, while retaining servicing to generate additional fee income. Fiscal year 2003 was a more advantageous period for selling mortgage loans than fiscal year 2004, due to increased origination and refinance volumes during fiscal 2003 caused primarily by declining interest rates.

Commercial loans and lease receivables increased 19.0% to $475.4 million at December 31, 2004 from $399.5 million at December 31, 2003. Consumer loans increased 9.9% to $98.4 million at December 31, 2003 from $89.5 million at December 31, 2002. This growth reflects the Bank's emphasis of structuring itself as a commercial banking entity. Commercial and consumer loans and lease receivables originations increased to $394.1 million during fiscal 2004, from $373.3 million during fiscal 2003.

Residential real estate mortgage loans declined 7.4% to $67.5 million at December 31, 2004 from $72.9 million at December 31, 2003, reflecting the volume of loan sales, net of origination volume. The Bank sold $37.6 million of mortgage loans during fiscal 2004, compared to $136.8 million during fiscal 2003. Fiscal 2003 provided a better environment for selling loans due to increased origination and refinance volumes caused primarily by declining interest rates. Loans serviced for others were $277.3 million at December 31, 2004, compared to $288.9 million at December 31, 2003. During fiscal 2004, the Bank originated $115.8 million of residential mortgage loans, compared to $172.4 million during fiscal 2003.

Investment and mortgage-backed securities declined 33.2% to $41.3 million at December 31, 2004, from $61.8 million at December 31, 2003. During 2004, $16.0 million of investment and mortgage-backed securities maturities were used to fund loan originations and banking operations, compared to $4.0 million of maturities used in 2003. The Bank securitized $2.8 million of mortgage loans into mortgage-backed securities in fiscal 2004, compared to $9.0 million securitized in fiscal 2003, and the Bank sold $2.3 million of mortgage-backed securities during the 2004, compared to $10.2 million sold during fiscal 2003.

Pursuant to the adoption new accounting standards, the Company has discontinued the amortization of goodwill related to prior period acquisitions. Goodwill related to prior period acquisitions was $4.2 million at December 31, 2004 and 2003. The remaining unamortized balance of the Company's goodwill is tested for impairment at least annually. The Company has performed its annual impairment test and has determined that there has been no impairment of goodwill as of December 31, 2004 and 2003.

Deposits increased 7.8% to $628.5 million at December 31, 2004 from $583.2 million at December 31, 2003. Certificates of deposit increased 10.5% to $370.2 million at December 31, 2004 from $335.0 million at December 31, 2003. The Bank continued to market lower cost core deposits during 2004, resulting in net checking account growth of 3.7% to $236.3 million at December 31, 2004 from $227.9 million at December 31, 2003. The Bank manages its cost of deposits by constantly monitoring the volume and rates being paid on maturing certificates of deposits in relationship to current funding needs and competitive market interest rates. During fiscal 2004 and 2003, the Bank repriced higher costing certificates of deposits at lower rates, and combined with the growth of lower costing checking accounts, has provided an effective means of managing its deposit cost.

Total borrowings were $25.1 million at December 31, 2004 compared to $29.6 million at December 31, 2003. FHLB advances and junior subordinated debentures were $20.8 million at December 31, 2004, compared to $26.3 million at December 31, 2003. Borrowings in the form of repurchase agreements were $4.3 million at December 31, 2004, compared to $3.3 million at December 31, 2003, representing funds held in cash management accounts for commercial banking customers.

Stockholders' equity was $59.7 million at December 31, 2004, compared to $55.2 million at December 31, 2003. The consolidated equity to assets ratio was 8.3% and 8.2% at December 31, 2004 and December 31, 2003, respectively. Accumulated other comprehensive income declined to $873,000 at December 31, 2004 from $2.3 million at December 31, 2003, reflecting a decrease in unrealized gains on available for sale securities resulting from an increase on interest rates and the sales and maturities of investment and mortgage-backed securities discussed above.

During the years ended December 31, 2004 and 2003, the Company declared four quarterly cash dividends each, totaling $0.68 and $0.52 per share respectively. These cash dividend payments reflect dividend payout ratios on basic earnings of 36.4% for fiscal 2004 and 28.4% for fiscal 2003. Future quarterly dividends will be determined at the discretion of the Board of Directors based upon earnings, the capital and financial condition of the Company, and general economic conditions.

Pursuant to stock repurchase programs adopted by the Company during fiscal years 2004 and 2003, the Company acquired 78,400 and 100,982 shares of its common stock, respectively, through both open market and private purchases. Shares acquired under the repurchase program are being held as treasury stock, at cost. At December 31, 2004, treasury shares were 1,735,324 totaling $29.7 million, compared to 2,355,513 shares totaling $39.3 million at December 31, 2003. The Company will use the repurchased shares of its outstanding common stock for general corporate purposes including the future exercise of stock options and funding shares issued pursuant to potential future stock splits.

During fiscal 2004 and 2003, 84,983 and 131,107 shares, respectively, were issued on the exercise of stock options. In addition, during fiscal 2004, the Company used 628,610 treasury shares to issue common stock for a three-for-two stock split.

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

Net Income. Net income increased 2.6% to $11.7 million for the year ended December 30, 2004 from $11.4 million for the year ended December 31, 2003. Basic earnings per share increased 2.2% to $1.87 per share for the year ended December 31, 2004 from $1.83 per share for the year ended December 31, 2003. Diluted earnings per share increased 3.5% to $1.79 per share for the year ended December 31, 2004 from $1.73 per share for the year ended December 31, 2003. The average numbers of basic shares were 6,251,866 and 6,230,578 and the average numbers of diluted shares were 6,557,149 and 6,604,392, respectively, for the years ended December 31, 2004 and 2003.

Return on average assets and return on average equity were 1.6% and 20.5% respectively for fiscal 2004, compared to 1.8% and 22.1% for fiscal 2003.

Interest Income. Interest income increased 8.9% to $40.2 million for fiscal 2004 from $36.9 million for fiscal 2003. During 2004 the increase in interest income resulted primarily from the increase in the volume of interest-earning assets, enabling the Bank to maintain a more consistent level of interest income. The average balance of interest-earning assets increased 9.7% to $653.7 million for fiscal 2004, from $595.7 million for fiscal 2003. The yield on average interest-earning assets was 6.2% for 2004 and 2003, respectively.

Interest Expense. Interest expense declined 4.9% to $9.7 million for fiscal 2004 from $10.2 million for fiscal 2003. The decline in interest expense reflects a lower cost of average interest-bearing liabilities due to the general decline in interest rates, offset by a $4.4 million growth in noninterest-bearing checking accounts. The average balance of interest-bearing liabilities increased 7.4% to $560.4 million for fiscal 2004 from $521.8 million for fiscal 2003. The average balance of noninterest-bearing deposits increased 21.9% to $79.0 million for fiscal 2004 from $64.8 million for fiscal 2003. The average cost of funds (including noninterest-bearing deposits) was 1.5% for 2004, compared to 1.7% for 2003, reflecting a lower interest rate environment during 2004.

Net Interest Income. Net interest income increased 14.2% to $30.5 million for fiscal 2004 from $26.7 million for fiscal 2003. The increase in net interest income during 2004 is attributable to an increase in the volume of average interest-earning assets, lower interest rates on interest-bearing liabilities, and the increase in noninterest-bearing deposits. The net yield on interest-earning assets (net interest income divided by average interest-earning assets) was 4.7% for fiscal 2004, compared to 4.5% fiscal 2003. The Bank's interest rate spread (the difference between the effective yield on average interest-earning assets and the effective average cost of funds) was 4.6% for fiscal 2004, compared to 4.5% for fiscal 2003.

See Table 3 - Rate/Volume Analysis and Table 4 - Yield/Cost Analysis above for additional information on interest income, interest expense, net interest income, average balances and yield/cost ratios.

Provision for Loan Losses. The Bank maintains an allowance for losses on loans based upon management's evaluation of risk in the loan portfolio and past loan loss experience. The Bank provided $968,000 for loan losses during fiscal 2004, compared to $988,000 for fiscal 2003. These provisions were necessary to absorb losses in the loan portfolio and to support the inherent risks associated with the growth in commercial and consumer loans discussed above. The allowance for loan losses was $8.3 million at December 31, 2004 and $7.6 million at December 31, 2003, which the Bank believes is adequate. The ratio of the allowance for loan losses to total loans was 1.3% at December 31, 2004, compared to 1.4% at December 31, 2003.

The Bank uses an analytical approach through a classification of assets program to determine the adequacy of its loan loss allowance and the necessary provision for loan losses. The loan portfolio is reviewed on a quarterly basis and delinquent loans are individually analyzed. Consideration is given to the loan status, payment history, repayment ability, probability of repayment, and loan-to-value percentages. Loans are classified in appropriate categories applicable to their circumstances as a result of this review and analysis. After reviewing current economic conditions, changes in delinquency status, and actual loan losses incurred by the Bank, management establishes an appropriate reserve percentage applicable to each category of assets, and provision for loan losses is recorded when necessary to bring the allowance to a level consistent with this analysis. The ratio of non-performing loans to total loans was .4% at December 31, 2004 and .5% at December 31, 2003.

Noninterest Income. Noninterest income declined 16.7% to $8.8 million for fiscal 2004 from $10.5 million for fiscal 2003. Other income consists of fees and service charges on loans and deposit accounts, gains from sales of loans and mortgage backed securities, and other miscellaneous income. Fees and service charges increased 11.2% to $6.5 million for fiscal 2004 from $5.8 million for fiscal 2003, reflecting the growth of the commercial and consumer loan portfolios and the growth in checking accounts during fiscal 2003. Servicing fee income on loans serviced for others increased 10.5% to $724,000 for fiscal 2004 from $656,000 for fiscal 2003.

Gains from sales of loans, investments and mortgage-backed securities declined 80.2% to $597,000 for fiscal 2003 from $3.0 million for fiscal 2003. During 2004 the Bank experienced much less dependence on gains from mortgage loan sales, unlike 2003, due to decreased origination and refinance volumes caused primarily by rising interest rates during the current year. The volume of loans and mortgage-backed securities sold during fiscal 2004 was $39.9 million, compared to $147.0 million sold during fiscal 2003. These sales provided liquidity necessary to support the Bank's operating, financing and lending activities, as well as enabling the Bank to manage its interest rate exposure.

Noninterest Expenses. Noninterest expenses increased 8.9% to $19.6 million for fiscal 2004 from $18.0 million in fiscal 2003. The Company's efficiency ratio (noninterest expenses divided by net interest income plus noninterest income) was 49.9% compared to fiscal 2004 from 48.3% for fiscal 2003.

The largest single component of these expenses is compensation and fringe benefits, which increased 13.2% to $12.0 million for fiscal 2004 from $10.6 million for fiscal 2003. Full-time equivalent employees increased to 250 at December 31, 2004 from 236 at December 31, 2003. This growth is due to additional personnel resulting from purchasing two full-service banking offices and administrative staff required to support the $45.4 million net growth in assets during fiscal 2004.

Data processing expense has grown proportionately with the growth in customer accounts and transaction activity primarily attributable to the growth in earning assets and deposits. Other noninterest expenses including advertising, deposit insurance, premises and equipment, payroll and other taxes, repairs and maintenance, and office expenses have also grown from period to period in conjunction with the growth in earning assets and deposit accounts.

Income Taxes. The provision for income taxes increased 1.8% to $7.0 million for fiscal 2004 from $6.8 million for fiscal 2003. The increase in provision for income taxes is primarily the result of the 2.3% increase of pretax earnings to $18.7 million for fiscal 2004 from $18.3 million for fiscal 2003. The change in the amount of income tax provisions also reflects changes in other pretax income and expenses, the application of permanent and temporary differences, and the income tax rates in effect during each period. The effective income tax rates for fiscal 2004 and 2003 were 37.3% and 37.5%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002

Net Income. Net income increased 20.0% to $11.4 million for the year ended December 30, 2003 from $9.5 million for the year ended December 31, 2002. Diluted earnings per share increased 26.3% to $1.73 per share for the year ended December 31, 2003 from $1.37 per share for the year ended December 31, 2002. The average number of diluted shares was 6,604,392 and 6,942,651, respectively, for the years ended December 31, 2003 and 2002. Return on average assets and return on average equity were 1.8% and 22.1% respectively for fiscal 2003, compared to 1.6% and 18.4% for fiscal 2002.

Interest Income. Interest income was $36.9 million for fiscal 2003 compared to $36.8 million for fiscal 2002. The decline in interest rates during 2003 offset by an increase in the volume of interest-earning assets enabled the Bank to maintain a consistent level of interest income. The average balance of interest-earning assets increased 11.1% to $595.7 million for fiscal 2003, from $536.2 million for fiscal 2002. The yield on average interest-earning assets declined to 6.2% for 2003 from 6.9% for 2002.

Interest Expense. Interest expense declined 18.3% to $10.2 million for fiscal 2003 from $12.5 million for fiscal 2002. The decline in interest expense on deposits and borrowings reflects a lower cost of average interest-bearing liabilities due to the general decline in interest rates, offset by a significant growth in noninterest-bearing checking accounts. The average balance of interest-bearing liabilities increased 12.9% to $521.8 million for fiscal 2003 from $462.1 million for fiscal 2002. The average balance of noninterest-bearing deposits increased 33.4% to $64.8 million for fiscal 2003 from $48.6 million for fiscal 2002. The average cost of funds was 1.7% for 2003, compared to 2.4% for 2002, reflecting a general decline in interest rates.

Net Interest Income. Net interest income increased 9.7% to $26.7 million for fiscal 2003 from $24.4 million for fiscal 2002. The increase in net interest income is primarily due to the changes in interest rates during 2003, an increase in the volume of average interest-earning assets, and the increase in noninterest-bearing deposits. The net yield on interest-earning assets was 4.5% for both fiscal 2003 and fiscal 2002. The Bank's interest rate spread was 4.5% for fiscal 2003, compared to 4.4% for fiscal 2002. See Table 3 - Rate/Volume Analysis and Table 4 - Yield/Cost Analysis above for additional information on interest income, interest expense, net interest income, average balances and yield/cost ratios.

Provision for Loan Losses. The Bank maintains an allowance for losses on loans based upon management's evaluation of risk in the loan portfolio, past loan loss experience and current economic conditions. The Bank provided $988,000 for loan losses during fiscal 2003, compared to $1.8 million for fiscal 2002. These provisions were necessary to absorb losses in the loan portfolio and to support the risks associated with the 35.4% growth in commercial loan portfolio during fiscal 2003, and the overall increase in the loan portfolio. The allowance for loan losses was $7.6 million at December 31, 2003 and $7.0 million at December 31, 2002, which the Bank believes is adequate. The ratio of the allowance for loan losses to total loans was 1.4% at December 31, 2003 and December 31, 2002, respectively. The ratio of non-performing loans to total loans was .5% at December 31, 2003 and .3% at December 31, 2002.

Noninterest Income. Noninterest income increased 24.1% to $10.5 million for fiscal 2003 from $8.5 million for fiscal 2002. Loan fees and service charges increased 25.8% to $5.8 million for fiscal 2002 from $4.6 million for fiscal 2002, reflecting the growth of the commercial and consumer loan portfolios and the growth in checking accounts during fiscal 2003. Gains from sales of loans, investments and mortgage-backed securities increased 37.6% to $3.0 million for fiscal 2003 from $2.2 million for fiscal 2002. The volume of loans and mortgage-backed securities sold during fiscal 2003 was $153.7 million, compared to $92.9 million sold during fiscal 2002. Servicing fee income on loans serviced for others was $656,000 for fiscal 2003, compared to $691,000 for fiscal 2002.

Noninterest Expenses. Noninterest expenses increased 10.0% to $18.0 million for fiscal 2003 from $16.3 million in fiscal 2002. The Company's efficiency ratio (noninterest expenses divided by net interest income plus noninterest income) improved to 48.3% for fiscal 2003 from 49.8% for fiscal 2002.

The largest single component of these expenses is compensation and fringe benefits, which increased to $10.6 million for fiscal 2003 from $9.7 million for fiscal 2002. Full-time equivalent employees increased to 236 at December 31, 2003 from 228 at December 31, 2002. This growth is due to additional personnel resulting from opening two new full-service branch offices and administrative staff required to support the $47.4 million growth in assets during fiscal 2003.

During fiscal 2002, the Company discontinued the amortization of goodwill related to prior period acquisitions. Therefore, no amortization expense was recorded during fiscal 2003 or fiscal 2002. The remaining $4.2 million unamortized balance of goodwill at December 31, 2003 has been tested for impairment on an annual basis.

Data processing expense has grown proportionately with the growth in customer accounts and transaction activity primarily attributable to the growth in earning assets and deposits. Other noninterest expenses including advertising, deposit insurance, premises and equipment, repairs and maintenance, and office expenses have also grown proportionately from period to period with the growth in earning assets and deposit accounts.

Income Taxes. The provision for income taxes increased 31.3% to $6.8 million for fiscal 2003 from $5.2 million for fiscal 2002. The increase in provision for income taxes is the result of the 24.0% increase of pretax earnings to $18.3 million for fiscal 2003 from $14.7 million for fiscal 2002. The change in the amount of income tax provisions also reflects changes in other pretax income and expenses, the application of permanent and temporary differences, and the income tax rates in effect during each period. The effective income tax rates for fiscal 2003 and 2002 were 37.5% and 35.4%, respectively.

Impact of Inflation and Changing Prices. The financial statements of the Bank and accompanying footnotes have been prepared in accordance with generally accepted accounting principles. They require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Forward Looking Statements. The Private Securities Litigation Reform Act of 1995 states that the disclosure of forward looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward looking statements by corporate management. This Annual Report, including the Letter to Stockholders and Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward looking statements that involve risk and uncertainty. In order to comply with the terms of the safe harbor, the Company notes that a variety of risks and uncertainties could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward looking statements. There are risks and uncertainties that may affect the operations, performance, development, growth projections and results of the Company's business. They include, but are not limited to, economic growth, interest rate movements, timely development of technology enhancements for products, services and operating systems, the impact of competitive products, services and pricing, customer requirements, regulatory changes and similar matters. Readers of this report are cautioned not to place undue reliance on forward looking statements that are subject to influence by these risk factors and unanticipated events. Accordingly, actual results may differ materially from management's expectations.

Controls and Procedures. As of the end of fiscal 2004, management of the Company carried out an evaluation, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. It should be noted that the design of the Company's disclosure controls and procedures is based in part upon certain reasonable assumptions about the likelihood of future events, and there can be no reasonable assurance that any design of disclosure controls and procedures will succeed in achieving its stated goals under all potential future conditions, regardless of how remote, but the Company's principal executive and financial officers have concluded that the Company's disclosure controls and procedures are, in fact, effective at a reasonable assurance level.

In addition, there have been no changes in the Company's internal control over financial reporting (to the extent that elements of internal control over financial reporting are subsumed within disclosure controls and procedures) identified in connection with the evaluation described above that occurred during the quarter ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Recent Accounting Pronouncements. See Note 1 of the "Notes to Consolidated Financial Statements" for a full description of recent accounting pronouncements including the respective effective dates of adoption and effects on results of operations and financial condition.



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First South Bancorp, Inc.
Washington, North Carolina

We have audited the accompanying consolidated statement of financial condition of First South Bancorp, Inc. and subsidiary as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of First South Bancorp, Inc. and subsidiary as of December 31, 2003 and for the years ended December 31, 2003 and 2002 were audited by other auditors whose report dated March 4, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First South Bancorp, Inc. and subsidiary as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Sanford, North Carolina
February 22, 2005

FIRST SOUTH BANCORP, INC. AND SUBISIDARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and due from banks	$ 19,873,210	$ 34,299,553
Interest-bearing deposits in financial institutions	1,065,138	625,051
Investment securities - available for sale	32,058,152	50,071,520
Mortgage-backed securities - available for sale	6,639,381	11,715,052
Mortgage-backed securities - held for investment	2,569,358	-
Loans receivable, net		
Held for sale	5,961,691	10,924,148
Held for investment	625,854,344	542,275,778
Premises and equipment, net	8,402,455	7,922,588
Real estate owned	89,449	130,798
Federal Home Loan Bank of Atlanta stock, at cost which approximates market	1,825,200	2,127,200
Accrued interest receivable	3,311,187	3,073,093
Goodwill	4,218,576	4,218,576
Mortgage servicing rights	1,698,778	1,886,522
Identifiable intangible assets	290,820	-
Prepaid expenses and other assets	6,216,308	5,313,528
Note receivable	1,156,557	1,252,703
Total assets	$ 721,230,604	$ 675,836,110
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 236,319,937	$ 227,863,599
Savings	22,018,388	20,292,472
Large denomination certificates of deposit	120,757,331	107,354,231
Other time	249,441,049	227,662,871
Total deposits	628,536,705	583,173,173
Borrowed money	14,791,900	19,338,059
Junior subordinated debentures	10,310,000	10,310,000
Deferred income taxes	1,302,501	1,114,567
Other liabilities	6,594,151	6,736,758
Total liabilities	661,535,257	620,672,557
Commitments and contingencies (Note 15)		
Common stock, $.01 par value, 25,000,000 and 8,000,000, shares authorized, respectively; 6,264,676 and 4,190,335 shares issued and outstanding, respectively	62,647	41,903
Additional paid-in capital	37,815,715	49,020,632
Retained earnings, substantially restricted	50,597,651	43,171,318
Treasury stock at cost	(29,653,794)	(39,326,931)
Accumulated other comprehensive income, net	873,128	2,256,631
Total stockholders' equity	59,695,347	55,163,553
Total liabilities and stockholders' equity	$ 721,230,604	$ 675,836,110

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBISIDARY
CONSOLIDATED STATEMENTS OF OPERATIONS
December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest income			
Interest and fees on loans	$ 36,751,526	$ 32,394,236	$ 30,908,736
Interest and dividends on investments and deposits	3,428,131	4,510,861	5,917,460
Total interest income	40,179,657	36,905,097	36,826,196
Interest expense			
Interest on deposits	8,938,856	9,964,663	12,404,022
Interest on borrowings	304,846	113,742	69,513
Interest on junior subordinated debentures	448,319	107,930	-
Total interest expense	9,692,021	10,186,335	12,473,535
Net interest income before provision for loan losses	30,487,636	26,718,762	24,352,661
Provision for loan losses	968,000	987,919	1,756,000
Net interest income	29,519,636	25,730,843	22,596,661
Other income			
Fees and service charges	6,479,309	5,827,002	4,631,839
Loan servicing fees	724,363	655,759	691,197
Gain on sale of real estate, net	23,037	167,322	73,766
Gain on sale of mortgage loans and mortgage-backed securities	597,062	3,008,816	2,185,998
Other income	926,699	842,643	879,867
Total other income	8,750,470	10,501,542	8,462,667
General and administrative expenses			
Compensation and fringe benefits	12,000,690	10,601,978	9,720,932
Federal insurance premiums	86,666	86,858	84,604
Premises and equipment	1,618,024	1,522,456	1,320,811
Advertising	185,468	204,614	210,403
Payroll and other taxes	1,023,813	955,050	861,618
Data processing	2,060,986	1,920,239	1,776,503
Amortization of intangible assets	300,745	242,012	152,087
Other	2,315,233	2,445,475	2,210,409
Total general and administrative expenses	19,591,625	17,978,682	16,337,367
Income before income taxes	18,678,481	18,253,703	14,721,961
Income taxes	6,966,040	6,840,707	5,210,349
NET INCOME	11,712,441	11,412,996	9,511,612
Other comprehensive income (loss), net of taxes	(1,383,503)	(1,541,828)	1,149,963
Comprehensive income	$ 10,328,938	$ 9,871,168	$ 10,661,575
Net income per common share			
Basic	$ 1.87	$ 1.83	$ 1.45
Diluted	$ 1.79	$ 1.73	$ 1.37

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBISIDARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2004, 2003 and 2002

	Common stock	Additional paid-in capital	Retained earnings, substantially restricted	Treasury stock	Accumulated other comprehensive income	Total
BALANCE, DECEMBER 31, 2001	$ 20,085	$ 48,517,822	$ 28,548,510	$ (28,703,532)	$ 2,648,496	$ 51,031,381
Net income	-	-	9,511,613	-	-	9,511,613
Other comprehensive income, net of taxes	-	-	-	-	1,149,963	1,149,963
Exercise of stock options	-	(27,698)	-	255,814	-	228,116
Acquisition of treasury shares	-	-	-	(8,869,751)	-	(8,869,751)
Dividends ($.45 per share)	-	-	(2,945,698)	-	-	(2,945,698)
3 for 2 stock split	21,818	-	(27,630)	-	-	(5,812)
BALANCE, DECEMBER 31, 2002	41,903	48,490,124	35,086,795	(37,317,469)	3,798,459	50,099,812
Net income	-	-	11,412,996	-	-	11,412,996
Other comprehensive loss, net of taxes	-	-	-	-	(1,541,828)	(1,541,828)
Exercise of stock options	-	530,508	-	1,454,189	-	1,984,697
Acquisition of treasury shares	-	-	-	(3,463,652)	-	(3,463,652)
Dividends ($.52 per share)	-	-	(3,328,473)	-	-	(3,328,473)
BALANCE, DECEMBER 31, 2003	41,903	49,020,632	43,171,318	(39,326,931)	2,256,631	55,163,553
Net income	-	-	11,712,441	-	-	11,712,441
Other comprehensive loss, net of taxes	-	-	-	-	(1,383,503)	(1,383,503)
Exercise of stock options	834	(980,779)	-	1,418,734	-	438,789
Tax benefit of stock options exercised	-	279,334	-	-	-	279,334
Shares traded to exercise options	(145)	329,517	-	(366,669)	-	(37,297)
Acquisition of treasury shares	(773)	-	-	(2,211,917)	-	(2,212,690)
Dividends ($.68 per share)	-	-	(4,265,280)	-	-	(4,265,280)
3 for 2 stock split	20,828	(10,832,989)	(20,828)	10,832,989	-	-
BALANCE, DECEMBER 31, 2004	$ 62,647	$ 37,815,715	$ 50,597,651	$ (29,653,794)	$ 873,128	$ 59,695,347

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBISIDARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2004, 2003 and 2002

	2004	2003	2002
Operating activities			
Net income	$ 11,712,441	$ 11,412,996	$ 9,511,613
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Provision for loan losses	968,000	987,919	1,756,000
Depreciation	754,332	686,047	654,936
Amortization of intangibles	325,741	244,350	246,073
Impairment of real estate owned	19,178	125,000	237,000
Accretion of discounts on securities, net	(101,337)	(160,598)	(186,528)
Deferred income taxes	1,141,688	-	477,214
Gain on disposal of premises and equipment and real estate owned	(21,745)	(163,391)	(158,375)
Gain on loans held for sale and mortgage-backed securities	(597,062)	(3,008,816)	(2,185,998)
Originations of loans held for sale, net	(34,985,086)	(115,312,138)	(94,692,353)
Proceeds from sale of loans held for sale	37,614,277	136,817,940	87,194,106
Other operating activities	(1,586,199)	(7,956,637)	(5,200,274)
Net cash provided by (used in) operating activities	15,244,228	23,672,672	(2,346,586)
Investing activities			
Proceeds from maturities of investment securities available for sale	16,000,000	4,000,000	-
Proceeds from principal repayments and sales of mortgage-backed securities available for sale	4,941,963	20,444,317	20,982,429
Proceeds from principal repayments of mortgage-backed securities held for investment	272,126	-	-
Originations of loans held for investment, net of principal repayments	(82,539,233)	(91,482,955)	(81,835,982)
Proceeds from disposal of premises and equipment and real estate owned	262,152	781,975	1,286,890
Proceeds from sale of credit card portfolio	-	-	3,299,080
Sales of FHLB stock	302,000	275,300	310,000
Purchases of premises and equipment	(1,183,726)	(788,182)	(773,420)
Repayment of note receivable	96,146	83,491	28,189
Net cash received in branch acquisition	15,771,621	-	-
Net cash used in investing activities	(46,076,951)	(66,686,054)	(56,702,814)
Financing activities			
Net increase in deposit accounts	27,017,259	56,846,009	50,738,659
Proceeds from FHLB borrowings	287,300,000	219,400,000	84,500,000
Repayments of FHLB borrowings	(292,800,000)	(237,400,000)	(51,500,000)
Purchase of treasury shares	(2,212,690)	(3,463,652)	(8,875,563)
Proceeds from junior subordinated debentures	-	10,310,000	-
Proceeds from exercise of stock options	680,826	1,984,697	228,116
Cash paid for dividends and fractional shares	(4,032,865)	(3,328,473)	(2,945,698)
Net change in escrow accounts	(59,904)	(26,087)	(60,424)
Net change in repurchase agreements	953,841	(856,668)	(246,613)
Net cash provided by financing activities	16,846,467	43,465,827	71,838,477
Increase (decrease) in cash and cash equivalents	(13,986,256)	452,445	12,789,077
Cash and cash equivalents, beginning of year	34,924,604	34,472,159	21,683,082
Cash and cash equivalents, end of year	$ 20,938,348	$ 34,924,604	$ 34,472,159

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

First South Bancorp, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Virginia. First South Bank (the "Bank"), the wholly owned subsidiary of the Company, is organized and incorporated under the laws of the state of North Carolina. The Federal Reserve Board regulates the Company and the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks regulate the Bank.

The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's wholly owned subsidiary, First South Leasing, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company follows accounting principles generally accepted in the United States of America and general practices within the financial services industry as summarized below:

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand and time deposits (with remaining maturities of ninety days or less at time of purchase) at other financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income, a separate component of equity.

Premiums and discounts on debt securities are recognized as adjustments to interest income using the interest method over the period to maturity.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Gains and losses on the sale of securities are determined using the specific identification method.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable held for investment are stated at the amount of unpaid principal, reduced by an allowance for probable loan losses and net of deferred origination fees. Interest on loans is accrued based on the principal amount outstanding and is recognized using the interest method.

Loan origination fees, as well as certain direct loan origination costs, are deferred. Such costs and fees are recognized as an adjustment to yield over the contractual lives of the related loans.

Commitment fees to originate or purchase loans are deferred, and if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment. Fees for originating loans for other financial institutions are recognized as loan fee income.

A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The Bank uses several factors in determining if a loan is impaired. Internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc. At December 31, 2004 and 2003, there were no loans, individually or in the aggregate, that are material to the consolidated financial statements which were defined as impaired.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or risks in its portfolio will not require further increases in the allowance.

LOANS HELD FOR SALE

Loans originated and intended for sale are carried at the lower of cost or aggregate estimated market value. Net unrealized losses are recognized as charges to income. Gains and losses on sales of whole or participating interests in real estate loans are recognized at the time of sale and are determined by the difference between net sales proceeds and the Bank's carrying value of the loans sold, adjusted for the recognition of any servicing assets retained.

INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS (Continued)

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortization where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

MORTGAGE SERVICING RIGHTS

When mortgage loans, or mortgage-backed securities, are sold, the proceeds are allocated between the related loans and the retained mortgage servicing rights based on their relative fair values.

Servicing assets and liabilities are amortized over the average period of estimated net servicing income (if servicing revenue exceed servicing costs) or net servicing loss (if servicing costs exceed servicing revenues). All servicing assets or liabilities are assessed for impairment or increased obligation based on their fair value.

The Company recorded amortization of mortgage servicing rights of $680,622 and $246,074 for prepayments during the years ended December 31, 2003 and 2002, respectively. There were no impairments recognized during the year ended December 31, 2004.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation or amortization, if a capital lease. Depreciation and amortization are computed using the straight-line method based on the estimated service lives of the assets. Useful lives range from 10 to 40 years for substantially all premises and from 3 to 20 years for equipment and fixtures.

REAL ESTATE OWNED

Assets acquired through loan foreclosure are recorded as real estate owned at the lower of the estimated fair value of the property less estimated costs to sell at the date of foreclosure or the carrying amount of the loan plus unpaid accrued interest. The carrying amount is subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas costs related to holding the property are expensed. The Company recognized valuation adjustments of approximately $19,178, $125,000 and $237,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

INVESTMENT IN FEDERAL HOME LOAN BANK STOCK

The Bank is required to invest in Class B capital stock, par value $100, of the Federal Home Loan Bank of Atlanta ("FHLB"). The FHLB capital stock requirement is based on the sum of a membership stock component totaling .20% of the Bank's total assets plus an activity based stock component of 4.5% of outstanding FHLB advances. At December 31, 2004 and 2003, the Bank owned 18,252 and 21,272 shares of the FHLB's capital stock, respectively.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

INVESTMENT IN FEDERAL HOME LOAN BANK STOCK (Continued)

The Bank carries this investment at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2004.

GOODWILL AND INTANGIBLE ASSETS

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangible assets resulting from the branch acquisitions described in Note 19 are amortized on a straight-line basis over 10 years, resulting in amortization expense of approximately $31,000 per year. Goodwill is not amortized, but is reviewed for potential impairment on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill (as defined in SFAS No. 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

INCOME TAXES

The Company reports income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, ("SFAS No. 109") which requires the recognition of deferred tax assets and liabilities for the temporary difference between financial statement and tax basis of the Company's assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

ADVERTISING

Advertising costs are expensed as incurred. For the years ended December 31, 2004, 2003 and 2002, the Company incurred advertising expense totaling $185,468, $204,614 and $210,403, respectively.

COMPREHENSIVE INCOME

The Company's other comprehensive income relates to unrealized gains (losses) on available for sale securities. Information concerning the Company's other comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002 is as follows:

	Years ended December 31,		
	2004	2003	2002
Unrealized gains (losses) on securities available for sale	$ (2,248,414)	$ (2,195,082)	$ 2,144,112
Reclassification of net gains recognized in net income	(88,844)	(291,738)	(302,315)
Income tax asset (liability) relating to unrealized (losses) gains on available for sale securities	953,755	944,992	(691,834)
Other comprehensive income (loss), net	$ (1,383,503)	$ (1,541,828)	$ 1,149,963

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

STOCK COMPENSATION PLANS

The Company has adopted SFAS No. 123, *Accounting for Stock Based Compensation*. As permitted by SFAS No. 123, the Company has chosen to apply APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no compensation cost has been recognized for options granted under the Plan. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the methods of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below, reflecting additional compensation expense, net of applicable income taxes, of $84,675, $123,152 and $147,970 for the years ended December 31, 2004, 2003 and 2002, respectively.

	Years ended December 31,					
	2004		2003		2002	
	As Reported	Proforma	As Reported	Proforma	As Reported	Proforma
Net income	$11,712,441	$11,627,766	$11,412,996	$11,289,844	$ 9,511,612	$ 9,363,642
Earnings per common share – basic	1.87	1.86	1.83	1.81	1.45	1.43
Earnings per common share – diluted	1.79	1.77	1.73	1.71	1.37	1.35

SEGMENT INFORMATION

The Company follows the provisions of SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information*, which specifies guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. Based on these guidelines management has determined that the Bank operates in one business segment, the providing of general commercial financial services to customers located in its market areas. The various products are those generally offered by community banks. The allocation of Bank resources is based on overall performance of the Bank, rather than individual branches or products.

RECLASSIFICATION

Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform with the 2004 presentation. These reclassifications had no effect on the net income or stockholders' equity as previously reported.

NEW ACCOUNTING PRONOUNCEMENTS

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments* ("SAB 105"). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, *Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133*. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") released EITF Issue 03-01, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

NEW ACCOUNTING PRONOUNCEMENTS (Continued)

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, *Accounting for Loans or Certain Debt Securities Acquired in a Transfer.* The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from "carrying over" or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), *Accounting for Stock-Based Compensation* (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending September 30, 2005. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2004, 2003 and 2002 would have decreased by approximately $85,000, $123,000, and $148,000, respectively. Accordingly, the adoption of SFAS No. 123(R) is expected to have a material effect on our consolidated financial statements.

During the fourth quarter of 2003, the Company applied the provisions of FIN 46R to a wholly-owned subsidiary trust that issued trust preferred securities to third-party investors. The application of FIN 46R resulted in the deconsolidation of the wholly-owned subsidiary trust. The assets and liabilities of the subsidiary trust that was deconsolidated totaled $10.2 million and $9.9 million, respectively. See Note 18 for further discussion of this trust and the Company's related obligations.

2. INVESTMENT SECURITIES

Investment securities at December 31, 2004 and 2003 are classified as available for sale according to management's intent and summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
December 31, 2004:				
U.S. Treasury and Agency Notes	$ 30,956,405	$ 1,101,747	$ -	$ 32,058,152
December 31, 2003:				
U.S. Treasury and Agency Notes	$ 46,855,067	$ 3,216,453	$ -	$ 50,071,520

U.S. Treasury and Agency notes at December 31, 2004 are contractually scheduled to mature as follows:

	Amortized cost	Estimated market value
Due within one year	$ 16,004,759	$ 16,246,095
Due after one year through five years	14,951,646	15,812,057
Total	$ 30,956,405	$ 32,058,152

2. INVESTMENT SECURITIES (Continued)

There were no sales of U.S. Treasury and Agency Notes during the years ended December 31, 2004, 2003 and 2002.

U.S. Treasury and Agency Notes with an amortized cost of approximately $13.0 million and $17.0 million were pledged to secure deposits from public entities and repurchase agreements at December 31, 2004 and 2003, respectively.

3. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities at December 31, 2004 and 2003 are classified as available for sale according to management's intent and summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
December 31, 2004:				
FHLMC participation certificates, maturing from years 2005 to 2027	$ 6,320,252	$ 319,129	$ -	$ 6,639,381

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
December 31, 2003:				
FHLMC participation certificates, maturing from years 2005 to 2028	$ 11,173,371	$ 541,681	$ -	$ 11,715,052

Mortgage-backed securities at December 31, 2004 classified as held for investment according to management's intent and summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
December 31, 2004:				
FHLMC participation certificate, maturing from years 2005 to 2013	$ 2,569,358	$ -	$ (67,034)	$ 2,502,324

Temporarily impaired securities consists of one security that is a FHLMC participation certificate. This security has been temporarily impaired for less than twelve months, is agency-backed and does not have a premium associated with it. Therefore, the Company believes the impairment is temporary, relates to the current interest rate environment, and is not a permanent impairment.

Mortgage-backed securities, classified as available for sale or held for investment, at December 31, 2004 are contractually scheduled to mature as follows:

	Amortized cost	Estimated market value
Due after one year through five years	$ 525,413	$ 552,064
Due after five years through ten years	8,199,208	8,416,715
Due after ten years	164,989	172,926
	$ 8,889,610	$ 9,141,705

Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

3. MORTGAGE-BACKED SECURITIES (Continued)

Mortgage-backed securities with a carrying value of approximately $2.5 million, $10.2 million and $6.2 million were sold during the years ended December 31, 2004, 2003 and 2002, respectively. Gross realized gains on the sale of mortgage-backed securities were $88,844 during the year ended December 31, 2004. Net realized gains on the sales of mortgage-backed securities were $291,738 and $302,315 during the years ended December 31, 2003 and 2002, respectively.

Mortgage-backed securities with an amortized cost of approximately $378,284 and $291,144 were pledged as collateral for treasury, tax, and loan deposits at December 31, 2004 and 2003, respectively.

4. LOANS RECEIVABLE

Loans receivable at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Mortgage loan	$ 67,518,036	$ 72,873,505
Consumer loans	98,441,200	89,478,738
Commercial loans	463,779,519	389,042,417
Leasing	11,622,296	10,422,211
Total	641,361,051	561,816,871
Less:		
Allowance for loan losses	(8,343,382)	(7,633,709)
Deferred loan fees	(1,201,634)	(983,236)
Loans receivable, net	$ 631,816,035	$ 553,199,926

The Bank has pledged its eligible real estate loans to collateralize actual or potential borrowings from the Federal Home Loan Bank of Atlanta (See Note 10).

During the years ended December 31, 2004 and 2003, the Bank exchanged loans with outstanding principal balances of $2,841,484 and $8,952,095, respectively, with the Federal Home Loan Mortgage Corporation ("FHLMC") for mortgage-backed securities of equal value.

The Bank originates mortgage loans for portfolio investment or sale in the secondary market. During the period of origination, mortgage loans are designated as either held for sale or for investment purposes. Transfers of loans held for sale to the investment portfolio are recorded at the lower of cost or market value on the transfer date. Loans receivable held for sale at December 31, 2004 and 2003 are fixed rate mortgage loans with an estimated market value of approximately $6,298,000 and $11,400,000, respectively.

Net gains on sales of loans receivable held for sale amounted to $508,218, $2,717,078 and $1,883,683 for the years ended December 31, 2004, 2003 and 2002, respectively.

The changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years ended December 31,		
	2004	2003	2002
Balance at beginning of year	$ 7,633,709	$ 6,958,587	$ 5,370,820
Provisions for loan losses	968,000	987,919	1,756,000
Loans charged off	(301,636)	(357,836)	(192,902)
Recoveries	43,309	45,039	24,669
Balance at end of year	$ 8,343,382	$ 7,633,709	$ 6,958,587

4. LOANS RECEIVABLE (Continued)

The following is a summary of the principal balances of loans on nonaccrual status and loans past due ninety days or more:

	December 31,	
	2004	2003
Loans contractually past due 90 days or more and/or on nonaccrual status:		
Residential	$ 813,833	$ 1,057,232
Consumer and commercial	1,535,161	1,567,876
	$ 2,348,994	$ 2,625,108

For the years ended December 31, 2004, 2003 and 2002, interest income of approximately $121,000, $58,000 and $37,000, respectively, was not recorded related to loans accounted for on a nonaccrual basis.

5. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31,	
	2004	2003
Land	$ 2,882,838	$ 2,575,825
Office buildings and improvements	6,270,157	6,192,352
Furniture, fixtures and equipment	4,599,574	3,947,253
Vehicles	364,198	342,303
	14,116,767	13,057,733
Less accumulated depreciation	5,714,312	5,135,145
Total	$ 8,402,455	$ 7,922,588

Included within prepaid expenses and other assets on the accompanying consolidated statement of financial condition as of December 31, 2004 are amounts representing construction in progress totaling approximately $557,000.

The Company leases certain branch facilities and equipment under separate agreements that expire at various dates through September 30, 2009. Future rentals under these leases are as follows:

2005	$ 354,116
2006	316,998
2007	282,677
2008	239,736
2009	32,820
Thereafter	24,615
	$ 1,250,962

Rental expense amounting to approximately $389,000, $305,000 and $264,000 during the years ended December 31, 2004, 2003 and 2002, respectively, is included in premises and equipment expense on the accompanying consolidated statements of operations.

6. DEPOSITS

At December 31, 2004, the scheduled maturities of time deposits were as follows (in thousands):

2005	$ 281,252
2006	40,437
2007	26,770
2008	17,457
2009	4,272
Thereafter	10
Total time deposits	$ 370,198

7. EMPLOYEE BENEFIT PLANS

The Company participated in a multi-employer defined benefit pension plan which covered substantially all employees; however, effective January 31, 2002 the Company's Board of Directors approved a plan to freeze the accrual of future benefits under the plan. Consequently, no new employees became eligible to participate in the plan after January 31, 2002. Effective October 1, 2004 the Company withdrew from the plan. Active employees who were participating in the plan became 100% vested on that date could select from a variety of benefit payment options based on their age and benefit payment amount. Expenses of the plan for unfunded liability, withdrawal fees, administrative fees and PBGC premiums the years ended December 31, 2004, 2003 and 2002 were $624,968, $0 and $67,079, respectively.

The Company also participates in a multi-employer defined contribution plan which covers substantially all employees. Under the plan, employees may contribute from 1% to 15% of compensation, subject to an annual maximum as determined by the Internal Revenue Code. The Company makes matching contributions of 100% of employees' contributions up to 5% of the employees' salaries. The plan provides that employees' contributions are 100% vested at all times and the Bank's contributions vest 25% for each year of service. The expenses related to the Company's contributions to this plan for the years ended December 31, 2004, 2003 and 2002 were $283,966, $244,474 and $167,757, respectively.

Directors and certain officers participate in deferred compensation plans. These plans generally provide for fixed payments beginning at retirement. These payments are earned over service periods of up to ten years, and can include provisions for deferral of current payments. The expense related to these plans during the years ended December 31, 2004, 2003 and 2002 aggregated $500,089, $579,730 and $609,976, respectively. The plans generally include provisions for forfeitures of unvested portions of payments, and vesting in the event of death or disability. The total liability under this plan was approximately $3,471,000 at December 31, 2004 and is included in other liabilities in the accompanying consolidated statements of financial condition.

8. STOCK OPTION PLAN

On April 8, 1998, the Shareholders of the Company approved the First South Bancorp, Inc. 1997 Stock Option Plan (the "Plan"). The purpose of this Plan is to advance the interests of the Company through providing selected key employees and Directors of the Bank and the Company with the opportunity to purchase shares. The Plan reserves 1,474,742 shares for grant within ten years of the effective date. The option price is required to be 100% of the stock's fair market value as defined, with an exception for any shareholder with more than a 10% ownership interest in the Company. The exercise price is required to be 110% of the stock's fair market value for these options holders. Vesting is determined on the date of the grant. Options have a 10-year life; however, there are additional limitations for shareholders with more than a 10% ownership interest in the Company. The Plan also has a change of control provision under which all options immediately vest if a change of control, as defined, occurs.

8. STOCK OPTION PLAN (Continued)

A summary of the status of the Plan as of December 31, 2004, 2003 and 2002, and changes during the years then ended, including weighted-average exercise price ("Price"), is presented below:

	Years ended December 31,					
	2004		2003		2002	
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	852,708	$ 9.94	953,441	$ 9.25	905,403	$ 8.30
Granted	13,750	23.29	41,625	23.59	79,650	19.81
Cancellations	(92,484)	9.89	(142,358)	9.27	(31,612)	8.81
Outstanding at year end	773,974	10.18	852,708	9.94	953,441	9.25
Weighted-average fair value of options granted during the year		$ 3.46		$ 4.72		$ 6.87

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for the years ended December 31, 2004, 2003 and 2002, respectively: dividend growth rate of 17% for each period; expected volatility of 21.7%, 21.2% and 26.3%; risk-free interest rates ranging from 3.59% to 4.11% during the year ended December 31, 2004; 3.65% to 4.49% during the year ended December 31, 2003, and 3.79% to 5.12% during the year ended December 31, 2002; and expected lives of 6 years.

The following table summarizes additional information about the Plan at December 31, 2004, including weighted-average remaining contractual life ("Life") and Price:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Life	Price	Shares	Price
$ 8.11 – 8.25	636,874	3.22	$ 8.11	636,874	$ 8.11
$ 10.31 – 12.10	22,950	6.32	$ 11.54	22,950	$ 11.54
$ 13.83 – 16.22	26,000	5.61	$ 14.15	23,750	$ 14.02
$ 20.15 – 23.22	42,525	7.98	$ 22.47	17,850	$ 22.31
$ 23.67 – 25.15	45,625	7.95	$ 24.46	22,625	$ 24.29
	773,794			724,049	$ 9.27

9. BORROWED MONEY

Borrowed money represents advances from the FHLB and repurchase agreements. Advances outstanding from the FHLB at December 31, 2004 and 2003 had a weighted average rate of 2.44% and 1.38%, respectively, and totaled $10,500,000 and $16,000,000, respectively. These advances have a scheduled maturity date of January 3, 2006.

At December 31, 2004 and December 31, 2003, repurchase agreements outstanding had average rates of 1.62% and .58%, and totaled $4,291,900 and $3,338,059, respectively.

At December 31, 2004 and 2003, repurchase agreements were collateralized by U.S. government agency obligations with a principal balance of $5,000,000 and $10,000,000, respectively. The Company has pledged all of its stock in the FHLB and certain loans secured by one to four family residential mortgages as collateral for actual or potential borrowings from the FHLB. At December 31, 2004 and 2003, the Company had approximately $133.7 million and $115.5 million, respectively, of additional credit available with the FHLB.

10. INCOME TAXES

The components of income tax expense for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years Ended December 31,		
	2004	2003	2002
Current			
Federal	$ 4,817,313	$ 4,507,141	$ 4,091,587
State	1,007,039	746,935	641,548
	5,824,352	5,254,076	4,733,135
Deferred			
Federal	1,004,496	1,448,063	390,096
State	137,192	138,568	87,118
	1,141,688	1,586,631	477,214
Total	$ 6,966,040	$ 6,840,707	$ 5,210,349

Reconciliations of the expected income tax expense at statutory tax rates with income tax expense reported in the statements of operations for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years Ended December 31,		
	2004	2003	2002
Expected income tax expense at 34%	$ 6,350,684	$ 6,206,259	$ 5,005,467
State income taxes, net of federal income tax	755,192	689,292	680,155
Other expenses and adjustments	(139,836)	(54,843)	(475,273)
	$ 6,966,040	$ 6,840,707	$ 5,210,349

The components of deferred income tax assets and liabilities are as follows:

	Years Ended December 31,	
	2004	2003
Deferred income tax assets		
Deferred directors' fees	$ 608,989	$ 600,867
Allowance for loan losses	3,062,980	2,720,665
Employee benefits	762,033	744,128
Loans mark-to-market	132,680	187,646
Other	45,437	-
	4,612,119	4,253,307
Deferred income tax liabilities		
Unrealized gains on securities available for sale	547,747	1,501,502
Depreciation and amortization	3,524,004	2,057,001
Carrying value – land	395,000	386,200
Mortgage servicing rights	671,017	728,575
Deferred loan origination fees and costs	576,589	405,075
FHLB stock	200,263	195,801
FHLB stock	-	93,719
	5,914,620	5,367,874
Net deferred income tax liability	$ (1,302,501)	$ (1,114,567)

11. REGULATORY CAPITAL REQUIREMENTS

Dividend payments made by the Company are subject to regulatory restrictions under Federal Reserve Board policy as well as to limitations under applicable provisions of Virginia corporate law. The Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." Under Virginia law, dividends may be paid out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Furthermore, under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject. The Company's most significant asset is its investment in First South Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual regulatory capital amounts and ratios as of December 31, 2004 and 2003 are presented in the table below (dollars in thousands):

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:						
Total Capital (to Risk Weighted Assets)	$ 70,240	11.6%	$ 48,265	8.0%	$ 60,331	10.0%
Tier I Capital (to Risk Weighted Assets)	62,689	10.4%	24,132	4.0%	36,198	6.0%
Tier I Capital (to Average Assets)	62,689	8.8%	28,529	4.0%	35,662	5.0%
December 31, 2003:						
Total Capital (to Risk Weighted Assets)	$ 64,129	12.2%	$ 42,046	8.0%	$ 52,558	10.0%
Tier I Capital (to Risk Weighted Assets)	57,474	10.9%	21,023	4.0%	31,535	6.0%
Tier I Capital (to Average Assets)	57,474	8.7%	26,568	4.0%	33,209	5.0%

12. EARNINGS PER SHARE

The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding (less unearned deferred stock awards and treasury shares) for the years ended December 31, 2004, 2003 and 2002. Options to purchase 773,974, 852,708 and 953,441 shares of common stock were outstanding at December 31, 2004, 2003 and 2002, respectively.

	Years Ended December 31,		
	2004	2003	2002
Net income (numerator)	$ 11,712,441	$ 11,412,996	$ 9,511,612
Weighted average shares outstanding for basic EPS (denominator)	6,251,866	6,230,578	6,547,387
Dilutive effect of stock options	305,283	373,813	395,263
Adjusted shares for diluted EPS	6,557,149	6,604,391	6,942,650

For the year ended December 31, 2004, there were 20,125 options that were antidilutive since the exercise price exceeded the average market price of the Company's common stock for the year. These options have been omitted from the calculation of diluted earnings per share for 2004.

13. MORTGAGE BANKING ACTIVITIES

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others were $277,252,000, $288,917,000 and $261,823,000 at December 31, 2004, 2003 and 2002, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payment to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

At December 31, 2004 and 2003, mortgage servicing rights reported in the consolidated statements of financial condition, net of amortization, were $1,698,778 and $1,886,522, respectively.

During the years ended December 31, 2004 and 2003, respectively, the Company recorded additional servicing assets of $240,305 and $1,166,983 as a result of sales of loans or mortgage-backed securities. Amortization of servicing assets during the years ended December 31, 2004, 2003 and 2002 aggregated $277,077, $242,012 and $152,087, respectively. The fair value of recognized servicing assets amounted to approximately $2,036,000 and $1,887,000 as of December 31, 2004 and 2003, respectively. The Company's significant assumptions used to estimate their fair value include weighted average life, prepayment speeds, and expected costs to transfer servicing to a third party.

14. FINANCIAL INSTRUMENT WITH OFF-BALANCE SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

A summary of the contractual amounts of the Company's exposure to off-balance sheet risk as of December 31, 2004 and 2003 is as follows:

	Years Ended December 31,	
	2004	2003
Commitments to extend credit		
Commitments to originate loans	$ 166,297,000	$ 109,859,000
Undrawn balances on lines of credit and undrawn balances on credit reserves (overdraft protection)	58,314,000	53,594,000
Standby letters of credit	3,661,000	2,999,000
	$ 228,272,000	$ 166,452,000

Included in the commitments to originate loans as of December 31, 2004 and December 31, 2003, are fixed interest rate loan commitments of approximately $18.4 million and $10.8 million, respectively. The shorter duration of interest-sensitive liabilities, to the extent they are used to fund these fixed-rate loans, indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of fixed-rate long-term assets and net interest income.

The Company's lending is concentrated primarily in Beaufort, Craven, Cumberland, Dare, Edgecombe, Lenoir, Nash, Pasquotank, Pitt, Robeson, Wake, and surrounding counties in North Carolina. Credit has been extended to certain of the Company's customers through multiple lending transactions.

Since many of the commitments are expected to expire without being drawn upon, amounts reported do not necessarily represent future cash requirements.

15. PARENT COMPANY FINANCIAL INFORMATION

The Company's principal asset is its investment in the Bank. Condensed financial statements of the parent company as of December 31, 2004, 2003 and 2002 are as follows:

	Years Ended December 31,		
	2004	2003	2002
CONDENSED BALANCE SHEETS			
Cash	$ 1,071,439	$ 839,895	$ 847,452
Due from subsidiary	-	-	-
Investment in wholly-owned subsidiary	68,072,782	64,105,117	49,982,524
Other assets	1,931,609	1,325,197	3,945
Total assets	$ 71,075,830	$ 66,270,209	$ 50,833,921
Junior subordinated debentures	$ 10,310,000	$ 10,310,000	$ -
Other liabilities	1,070,483	796,656	734,109
Stockholders' equity	59,695,347	55,163,553	50,099,812
Total liabilities and stockholders' equity	$ 71,075,830	$ 66,270,209	$ 50,833,921
CONDENSED STATEMENTS OF INCOME			
Interest income, net	$ -	$ 499	$ -
Interest on junior subordinated debentures	448,319	107,930	-
Equity in earnings of subsidiary	12,074,429	11,530,584	9,572,855
Miscellaneous income (expenses)	86,331	(10,157)	(61,243)
Net income	$ 11,712,441	$ 11,412,996	$ 9,511,612
CONDENSED STATEMENTS OF CASH FLOWS			
Operating activities:			
Net income	$ 11,712,441	$ 11,412,996	$ 9,511,612
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangibles	24,996	-	-
Equity in undistributed earnings of subsidiary	(5,351,168)	(5,944,592)	(2,122,362)
Other operating activities	(589,996)	(948,705)	153,529
Net cash provided by operating activities	5,796,273	4,519,699	7,542,779
Investing activities:			
Payments for investments in and advances to subsidiary	-	(9,875,000)	-
Repayments of advances to subsidiary	-	155,172	4,157,100
Net cash provided by (used in) investing activities	-	(9,719,828)	4,157,100
Financing activities:			
Proceeds from exercise of stock options	680,826	1,984,697	228,115
Proceeds from issuance of junior subordinated debentures	-	10,000,000	-
Purchase of treasury shares	(2,212,690)	(3,463,652)	(8,869,750)
Cash paid for dividends and fractional shares	(4,032,865)	(3,328,473)	(2,945,698)
Net cash provided by (used in) financing activities	(5,564,729)	5,192,572	(11,587,333)
Net increase (decrease) in cash	231,544	(7,557)	112,546
Cash at beginning of year	839,895	847,452	734,906
Cash at end of year	$ 1,071,439	$ 839,895	$ 847,452

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data for the years ended December 31, 2004 and 2003 is as follows (in thousands):

	Fourth	Third	Second	First
2004				
Interest income	$ 10,831	$ 10,177	$ 9,810	$ 9,361
Interest expense	2,658	2,481	2,289	2,264
Provision for loan losses	300	268	400	-
Noninterest income	2,071	2,235	2,288	2,156
Noninterest expense	5,055	4,880	4,791	4,865
Income tax expense	1,847	1,792	1,714	1,612
Net income	$ 3,042	$ 2,991	$ 2,904	$ 2,776
Net income per common share				
Basic	$ .49	$ .48	$ .47	$ .44
Diluted	$ .46	$ .46	$ .44	$ .42

	Fourth	Third	Second	First
2003				
Interest income	$ 9,297	$ 9,217	$ 9,250	$ 9,141
Interest expense	2,333	2,427	2,684	2,742
Provision for loan losses	137	395	122	334
Noninterest income	1,941	2,955	2,686	2,920
Noninterest expense	4,457	4,597	4,506	4,419
Income tax expense	1,594	1,786	1,737	1,723
Net income	$ 2,717	$ 2,967	$ 2,887	$ 2,843
Net income per common share				
Basic	$ .43	$ .48	$ .47	$ .46
Diluted	$ .41	$ .45	$ .44	$ .43

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

Fair values have been estimated using data which management considers as the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimation methodologies, resulting fair values, and recorded carrying amounts at December 31, 2004 and 2003 were as follows:

Cash and cash equivalents are by definition short-term and do not present any unanticipated credit issues. Therefore, the carrying amount is a reasonable estimate of fair value. The estimated fair values of investment securities and mortgage backed securities are provided in Notes 2 and 3 to the financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The fair value of the net loan portfolio has been estimated using the present value of expected cash flows, discounted at an interest rate adjusted for servicing costs and giving consideration to estimated prepayment risk and credit loss factors, as follows:

	December 31, 2004		December 31, 2003	
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount
1 - 4 family mortgages	$ 67,490,001	$ 66,279,446	$ 72,328,722	$ 71,657,658
Consumer	96,368,010	97,559,892	87,052,356	88,462,850
Non-residential	467,976,697	467,976,697	393,079,418	393,079,418
	$ 631,834,708	$ 631,816,035	$ 552,460,496	$ 553,199,926

The fair value of deposit liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $258,338,325 and $248,156,071 at December 31, 2004 and 2003, respectively. The fair value estimates for these products do not reflect the benefits that the Bank receives from the low-cost, long-term funding they provide. These benefits are considered significant.

The fair value of certificates of deposits and advances from the FHLB is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying value and estimated fair values of certificates of deposit and FHLB advances at December 31, 2004 and 2003 are as follows:

	2004	2003
Certificates of deposits		
Carrying amount	$ 370,198,380	$ 335,017,102
Estimated fair value	371,886,000	337,877,029
Advances for Federal Home Loan Bank:		
Carrying amount	$ 10,500,000	$ 16,000,000
Estimated fair value	10,500,000	16,000,000

The carrying amount of accrued interest receivable, FHLB stock, note receivable, junior subordinated debentures, accrued interest payable, and repurchase agreements approximates their fair value.

There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $180,306,000 and $137,570,000 at December 31, 2004 and 2003, respectively, which are primarily comprised of unfunded loan commitments.

The Company's remaining assets and liabilities are not considered financial instruments.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the years ended December 31, 2004, 2003 and 2002 is as follows:

	Year ended December 31,		
	2004	2003	2002
Real estate acquired in settlement of loans	$ 193,709	$ 468,201	$ 861,499
Exchange of loans for mortgage-backed securities	2,841,484	8,952,095	-
Cash paid for interest	9,741,103	10,217,536	12,569,916
Cash paid for income taxes	4,452,185	6,935,904	5,819,151
Dividends declared, not paid	1,070,482	838,067	712,992

Noncash assets acquired in branch acquisitions are presented in Note 19.

19. JUNIOR SUBORDINATED DEBENTURES OWED TO UNCONSOLIDATED SUBSIDIARY TRUST AND CORPORATION-OBLIGATED MANDATORILY REDEEMABLE PREFERRED TRUST SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY DEBENTURES OF THE COMPANY

The Company has sponsored a trust, First South Preferred Trust I (the Trust), of which 100% of the common equity is owned by the Company. The Trust was formed for the purpose of issuing company-obligated preferred trust securities (the Preferred Trust Securities) to third-party investors and investing the proceeds from the sale of such Preferred Trust Securities solely in junior subordinated debt securities of the Company (the Debentures). The Debentures held by the Trust are the sole assets of the Trust. Distributions on the Preferred Trust Securities issued by the Trust are payable quarterly at a rate equal to the interest rate being earned by the Trust on the Debentures held by that Trust. The Preferred Trust Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Debentures. The Company has entered into an agreement, which fully and unconditionally guarantees the Preferred Trust Securities subject to the terms of the guarantee. The Debentures held by the Trust are first redeemable, in whole or in part, by the Company on September 26, 2008.

In the fourth quarter of 2003, as a result of applying the provisions of FIN 46R, governing when an equity interest should be consolidated, the Company was required to deconsolidate the subsidiary Trust from its financial statements. The deconsolidation of the net assets and results of operations of the Trust had virtually no impact on the Company's financial statements or liquidity position since the Company continues to be obligated to repay the Debentures held by the Trust and guarantees repayment of the Preferred Trust Securities issued by the Trust. The consolidated debt obligation related to the Trust increased from $10 million to $10.3 million upon deconsolidation with the difference representing the Company's common ownership interest in the Trust.

Subject to certain limitations, the Junior Subordinated Debentures qualify as Tier I capital for the Company under Federal Reserve Board guidelines.

Consolidated debt obligations as of December 31, 2004 and 2003 related to a subsidiary Trust holding solely Debentures of the Company follows:

LIBOR + 2.95% junior subordinated debentures owed to First South Preferred Trust I due September 26, 2033	$ 10,000,000
LIBOR + 2.95% junior subordinated debentures owed to First South Preferred Trust I due September 26, 2033	310,000
Total junior subordinated debentures owed to unconsolidated subsidiary trust	$ 10,310,000

20. ACQUISITIONS

On February 20, 2004, the Company completed the acquisition of two Central Carolina Bank (CCB) retail banking locations. This acquisition was accounted for using the purchase method of accounting and the Bank assumed the deposits of the two CCB branches for a premium of approximately 1.5% of the assumed deposits.

The fair value of assets, including identifiable intangible assets, and liabilities assumed were as follows (in thousands):

Loans receivable	$	2,212
Premises and equipment		75
Identifiable intangible assets		314
Deposits		(18,373)
Net cash received in branch acquisitions	$	(15,772)

BOARD OF DIRECTORS

Linley H. Gibbs, Jr.
Chairman
Retired
Washington, NC

Frederick N. Holscher
Vice Chairman
Partner
Rodman, Holscher, Francisco, & Peck, P.A.
Washington, NC

Edmund T. Buckman, Jr.
Retired
Washington, NC

Frederick H. Howdy
President
Drs. Freshwater & Howdy, P.A.
Washington, NC

Charles E. Parker, Jr.
Senior Vice President
Robinson & Stith Insurance
New Bern, NC

H. D. Reaves, Jr.
Former President and
Chief Executive Officer
Home Federal Savings & Loan
Fayetteville, NC

Marshall T. Singleton
Co-Owner
B. E. Singleton & Sons
Washington, NC

Thomas A. Vann
President and
Chief Executive Officer
First South Bank
Washington, NC

EXECUTIVE OFFICERS

Thomas A. Vann
President and
Chief Executive Officer

Robert E. Branch
Executive Vice President
Chief Operating Officer

William L. Wall
Executive Vice President
Chief Financial Officer and
Secretary

Mary R. Boyd
Executive Vice President
Loan Servicing

Sherry L. Correll
Executive Vice President
Deposit Operations

James W. Hoose, Jr.
Executive Vice President
Chief Credit Officer

Paul S. Jaber
Executive Vice President
Mortgage Operations

Kristie W. Hawkins
Treasurer
Controller

AREA & SUBSIDIARY EXECUTIVES

James F. Buckman, IV
Senior Vice President
Area Executive
Pamlico/Albemarle Region

Dennis A. Nichols
Senior Vice President
Area Executive
Kinston/New Bern

G. Leonard Pittman, Jr.
Senior Vice President
Area Executive
Tar River Region

Donnie L.G. Bunn
President
First South Leasing, LLC.
Washington

CITY & BRANCH EXECUTIVES

George R. Hamilton
Senior Vice President
Branch Executive
Rocky Mount

Phillip B. Harris, Jr.
Senior Vice President
City Executive
Fayetteville/Hope Mills

Joseph M. Johnson
Vice President
City Executive
Durham

Russell A. Lay
Senior Vice President
City Executive
Kill Devil Hills

Kenneth W. Marshall, Jr.
Assistant Vice President
City Executive
Avon

Philip W. McCumbee
Senior Vice President
Branch Executive
Tarboro

D. Mark Pope
Vice President
City Executive
Kinston

Donald B. Strickland
Senior Vice President
City Executive
Greenville

Clyle F. Swanner, Jr.
Vice President
City Executive
Washington/Chocowinity

Guy P. Williams, Jr.
Senior Vice President
City Executive
New Bern

William T. Wrenn
Vice President
City Executive
Elizabeth City

FIRST SOUTH BANK OFFICE LOCATIONS

Avon
40894 NC Highway 12, Suite 5
(252) 995-3095

Chocowinity
2999 Highway 17 South
(252) 940-4970

Durham
1802 Martin Luther King Jr. Pkwy
Suite 108
(919) 403-1000

Elizabeth City
604 East Ehringhaus Street
(252) 335-0848

Fayetteville
241 Green Street
(910) 438-3681

3107 Raeford Road
(910) 484-2116

Greenville
301 East Arlington Boulevard
(252) 321-2600

Hope Mills
3103 North Main Street
(910) 423-0952

Kill Devil Hills
1906 South Croatan Highway
(252) 441-9935

Kinston
2430 Heritage Street
(252) 523-9449

Lumberton
600 North Chestrnut Street
(910) 739-3274

3000 North Elm Street
(910) 608-5031

New Bern
202 Craven Street
(252) 636-2997

1725 Glenburnie Road
(252) 636-3569

2019 South Glenburnie Road
(252) 637-1111

Rocky Mount
300 Sunset Avenue
(252) 972-9661

2901 Sunset Avenue
(252) 451-1259

1378 Benvenue Road
(252) 442-8375

450 North Winstead Avenue
(252) 937-1900

3635 North Halifax Road
(252) 451-8700

Raleigh
4800 Six Forks Road
(919) 783-5222

Tarboro
100 East Hope Lodge Street
(252) 823-0157

Washington
1311 Carolina Avenue
(252) 946-4178

300 North Market Street
(252) 940-4945

1328 John Small Avenue
(252) 940-5000

Credit Administration
239 West Main Street
(252) 946-4178

Operations Center
220 Creekside Drive
(252) 946-4178

First South Leasing, LLC
239 West Main Street
(252) 946-4178

Loan Production Office
2600 North Croatan Highway
Suite 103
(252) 441-8743

FIRST SOUTH BANK ATM* LOCATIONS

Chocowinity
2999 Highway 17 South

Elizabeth City
604 East Ehringhaus Street

Fayetteville
241 Green Street
3107 Raeford Road

Greenville
301 East Arlington Boulevard

Hope Mills
3103 North Main Street

Kill Devil Hills
1906 South Croatan Highway

Kinston
2430 Heritage Street

Lumberton
3000 North Elm Street
3551 Fayetteville Road

New Bern
1725 Glenburnie Road
2019 South Glenburnie Road

Raleigh
4800 Six Forks Road

Rocky Mount
300 Sunset Avenue
2901 Sunset Avenue
1378 Benvenue Road
450 North Winstead Avenue
3635 North Halifax Road

Tarboro
1202 Western Boulevard

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*Member of Star and Cirrus ATM Networks
Member FDIC

FIRST SOUTH BANK PRODUCTS AND SERVICES

Personal Banking Services

Checking Accounts:

Free Basic Checking
Free Senior Checking (age 50 and over)
Basic Checking II
Executive Checking
Preferred Checking
Money Market Checking

Lending Services:

Consumer Loans
FHA/VA Financing
Home Equity Loans
Mortgage Loans
Reserve Lines
VISA Credit Services

Savings Accounts:

Custodial Savings
Regular Savings

Other Personal Banking Services:

24-Hour Banking Cards (ATM)
AccessLine 24-Hour Telephone Banking
Automated Teller Machines (ATMs)
Certificates of Deposit
Drive-Thru Windows
Individual Retirement Accounts
Night Depository
Online Banking and Bill Payment
Safe Deposit Boxes
VISA CheckCards
Wire Transfers

Commercial Banking Services

Checking Accounts:

Business Free Checking
Business Interest Checking
Commercial Checking
Commercial Money Market Checking
Simple Business Checking
Simple Business Plus Checking

Lending Services:

Commercial Business Loans
Commercial Real Estate Loans
Lines of Credit
SBA Loans

Other Commercial Banking Services:

Cash Management Sweep Products
Cash Services (Coin and Currency)
Letters of Credit
Night Depository
VISA Merchant Services
Wire Transfers

First South Leasing, LLC

Through the efforts of First South Leasing, LLC, a wholly owned subsidiary of First South Bank, the service of equipment leasing is made available to the commercial markets of North Carolina, South Carolina, and Virginia. First South Leasing, LLC specializes in tax and non-tax equipment leasing. Recognizing the growing presence of equipment leasing in the banking sector, First South Bank applies its resources to meet this demand. To find out more, call toll-free at 1-800-845-6576.

Advantages of Leasing include:

- Leasing frees working capital for other uses.
- Leasing offers fixed payments.
- Properly structured lease payments are 100% tax deductible as a business expense.
- Leasing provides a hedge against inflation: by paying off a lease with tomorrow's dollars, a business can replace leased equipment before obsolescence reduces efficiency and profits.

UVEST Investment Services

Through a partnership with UVEST Investment Services, First South Bank now offers investment services. UVEST, which is headquartered in Charlotte, North Carolina, is a registered securities broker-dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC), as well as the Securities Industry Association (SIA).

With an appointment, an investment consultant can be available at any First South Bank location for a free, no obligation consultation. Discuss a full range of brokerage services including financial analysis, professional money management, stocks, bonds, mutual funds, annuities, and more. For more information, contact Steve Wiggins (252-946-4178) or Tony Russ (252-451-0867), Investment Consultants, or call toll-free at 1-800-946-4178.

Investment products are not FDIC insured, are not bank guaranteed, and may lose value.

First South Bank

All The Bank You'll Ever Need

Member FDIC


EQUAL HOUSING
LENDER

STOCKHOLDER INFORMATION

Corporate Headquarters

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, NC 27889

Telephone: 252-946-4178
Fax: 252-946-3873
E-mail: *info@firstsouthnc.com*
Website: *www.firstsouthnc.com*

Stock Listing Information

The Company's common stock is listed and trades on the Nasdaq Stock Market under the symbol FSBK. As of March 1, 2005, there were 893 registered stockholders of record.

Stock Price Information

The following is the high and low trading price information and dividends declared per share for the periods indicated.

Quarter Ended		High	Low	Dividends
March 31, 2003	(1)	$24.49	$21.73	$.13
June 30, 2003	(1)	23.07	20.58	.13
September 30, 2003	(1)	26.32	21.39	.13
December 31, 2003	(1)	25.17	21.47	.13
March 31, 2004	(1)	25.87	21.00	.17
June 30, 2004		26.96	21.25	.17
September 30, 2004		25.09	22.41	.17
December 31, 2004		25.94	24.50	.17

(1) Adjusted for three-for-two stock split on April 23, 2004.

Registrar and Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the Company's stock registrar and transfer agent: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016; via the Internet at *www.rtco.com*; or toll-free at (800) 866-1340.

Form 10-K

The Annual Report on Form 10-K of the Company as filed with the Securities and Exchange Commission is available via the Internet on the Company's website at *www.firstsouthnc.com* under the heading "Financial Reports-EDGAR Online here". Shareholders will be provided a copy without charge by writing to the Corporate Secretary, William L. Wall, First South Bancorp, Inc., P. O. Box 2047, Washington, NC 27889.

Investor Information

Shareholders, investors, and analysts interested in additional information may contact William L. Wall, Chief Financial Officer, First South Bancorp, Inc., P. O. Box 2047, Washington, NC 27889; or via email to *bwall@firstsouthnc.com.*

Annual Meeting

The Annual Meeting of Stockholders of First South Bancorp, Inc. will be held Thursday, May 26, 2005 at 11:00 a.m., at the main office of First South Bank, 1311 Carolina Avenue, Washington, North Carolina.

General Counsel
Rodman, Holscher, Francisco & Peck, PA
320 North Market Street
Washington, NC 27889

Special Counsel
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Independent Accountants
Dixon Hughes PLLC
408 Summit Drive
Sanford, NC 27331

NOTES

First South Bancorp

1311 Carolina Avenue
P.O. Box 2047
Washington, North Carolina 27889
(252) 946-4178 • Fax (252) 946-3873
www.firstsouthnc.com